HOMEBANC CORP.

2002 Summit Boulevard, Suite 100

Atlanta, Georgia 30319

September 23, 2005

Via Facsimile and EDGAR Filing

(202) 772-9209

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Ms. Elaine Wolff and Ms. Amanda McManus

Re:	HomeBanc Corp. (the “Company”)
HomeBanc Mortgage Corporation (“HBMC”)
HMB Capital Trust II and HMB Capital Trust III (the “Trusts”)
Registration Statement on Form S-3 (File No. 333-127955)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company, HBMC and the Trusts hereby request the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective under the Securities Act of 1933, as amended, at 10:00 a.m., Washington, D.C. time, on Tuesday, September 27, 2005 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

In connection with the request of the Company, HBMC and the Trusts for acceleration of the above-referenced Registration Statement, the Company, HBMC and the Trusts represent and acknowledge the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, HBMC or the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company, HBMC and the Trusts may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, HOMEBANC CORP.

By:	/s/ Alana L. Griffin
Alana L. Griffin Senior Vice President, Assistant General Counsel and Assistant Secretary